Exhibit 99.1

US-Based Cyber Security Company Selects
Silicom Next-Gen FPGA Smart Card for New
Network Monitoring Solution

- Full ramp-up forecast to reach $3M/year –

KFAR SAVA, Israel – March 11, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that an existing smart card customer, a US-based cyber security leader, has selected Silicom’s latest Altera-based 400G FPGA Smart Card for its new network monitoring offering. The customer has placed a first order scheduled for delivery this year, and full ramp-up is expected to reach $3 million per year.

This Design Win represents the successful conclusion of many months of collaborative effort with the customer. Both teams worked closely to fine-tune the product’s advanced features and performance, overcoming various challenges. This demonstrates the added value of Silicom’s engineering talent, whom customers often view as an extension of their own R&D teams. Through the use of Silicom's PacketMover framework, which offers unparalleled simplicity in developing and integrating offload functions onto Silicom's FPGA cards, the customer was able to accelerate its go-to-market schedule.

“We are pleased that our next-gen FPGA smart card has been chosen by this cyber leader, confirming that our products are at the cutting edge of networking technology innovation,” commented Liron Eizenman, Silicom’s CEO. “As a ‘full-service’ supplier, we have worked closely with the customer to meet feature-set and performance requirements, and will deliver them as a complete solution, fully integrated and tested within a server.”

Mr. Eizenman continued, “This Win demonstrates once again the importance of the ‘full package’ that we offer: a uniquely broad product line based on advanced technology, hands-on collaboration with the customer, and a rapid development and delivery capability. It adds to the Design Win momentum that we have been building in line with our strategic plan, further increasing the visibility of our long-term revenue goals. Multi-year deals and relationships such as these confirm that we are on a path that will create substantial value for our shareholders over the long term.”
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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom's solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom's long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a "go-to" connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company's businesses, including information about factors that could materially affect Silicom's results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "expect," "should," "believe," "anticipate" or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com